UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                          WorldTeq Group International
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   98158a 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Bruce Bertman
                         30 West Gude Drive - Suite 470
                               Rockville, MD 20850
                                  240-403-2000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                December 13, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sec.Sec.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP  No.  98158A

--------------------------------------------------------------------------------
     1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
          Bruce  Bertman

--------------------------------------------------------------------------------
     2.   Check the Appropriate Box if a Member of a Group (See Instructions)
          (a)
          (b)

--------------------------------------------------------------------------------
     3.   SEC Use Only


--------------------------------------------------------------------------------
     4.   Source of Funds (See Instructions) PF

--------------------------------------------------------------------------------
     5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

--------------------------------------------------------------------------------
     6.   Citizenship or Place of Organization   US.

--------------------------------------------------------------------------------
Number  of        7.     Sole  Voting  Power   11,172,000  Shares
Shares
Beneficially      --------------------------------------------------------------
Owned  by         8.     Shared  Voting  Power
Each
Reporting         --------------------------------------------------------------
Person  With      9.     Sole  Dispositive  Power  11,172,000  Shares

--------------------------------------------------------------------------------
     10.  Shared Dispositive Power

--------------------------------------------------------------------------------
     11. Aggregate Amount Beneficially Owned by Each Reporting Person 11,172,000 Shares

--------------------------------------------------------------------------------
     12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------
     13.  Percent of Class Represented by Amount in Row (11) 55%

--------------------------------------------------------------------------------
     14.  Type  of  Reporting  Person  (See  Instructions)
          IN

ITEM  1.  SECURITY  AND  ISSUER.

Common  Stock
WORLDTEQ  GROUP  INTERNATIONAL  INC
30  WEST  GUDE  DRIVE
SUITE  470
ROCKVILLE,  MD  20850
240-403-2000


ITEM  2.  IDENTY  AND  BACKGROUND.

(a)    Name:  Bruce  Bertman
(b)    Residence  or  business  address;
       30  WEST  GUDE  DRIVE
       SUITE  470
       ROCKVILLE,  MD  20850

(c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

       President,  CEO  and  Director  of  Worldteq.

(e) Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order;

       Not  Applicable

(f)    Citizenship.  US


ITEM  3.  SOURCE  AND  AMOUNT  OF  FUNDS  OR  OTHER  CONSIDERATION.

Personal  Funds


ITEM  4.  PURPOSE  OF  TRANSACTION.

Investment  Purposes

ITEM  5.  INTEREST  IN  SECURITIES  OF  THE  ISSUER.

(a) State the aggregate number and percentage of the class of securities identified pursuant to Item 1 - 11,172,000 shares 55% of the issued and outstanding common stock

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM  7.  MATERIAL  TO  BE  FILED  AS  EXHIBITS.

None.

CUSIP  NO.  98158a  10  1              13D

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date  December  13,  2002


/s/  Bruce  Bertman
-----------------------------------
Bruce  Bertman


Chairman of the Board and President
-----------------------------------
Title